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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                Commission File Number 000-25661

(Check one)
[_] Form 10-K and Form 10-KSB  [_]   Form 11-K

[_] Form 20-F [X] Form 10-Q and Form 10-QSB [_] Form N-SAR

For period ended September 30, 2001

[_] Transition Report on Form 10-K and Form 10 KSB

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q and Form 10-QSB

[_] Transition Report on Form N-SAR

For the transition period ended _______________________________________________

Read Attached Instruction Sheet Before Preparing Form.  Please Print or Type.

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _______________________
_______________________________________________________________________________

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                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant    TenFold Corporation

Former name if applicable ______________________________________________________

________________________________________________________________________________

Address of principal executive office (Street and number) 180 West Election Road

City, state and zip code        Draper, UT 84020

                                     PART II
                             RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

         State below in reasonable detail the reasons why Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

         The Company and its auditors require additional time to complete their assessment of certain contingencies and related disclosures that may be material to the financial statements and related disclosures. As a result, the Company cannot complete the financial statements without unreasonable effort and expense.

         Due to these circumstances, the Company is filing for an extension on this Form 12b-25.

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                                     PART IV
                                OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification.

               John M. Ames                     (801) 495-1010
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               (Name)                             (Area Code) (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                            [X] Yes  [_] No
     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                            [X] Yes  [_] No
          If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          The Company anticipates reporting lower revenues and higher operating profits and higher net income for the three months ended September 30, 2001 than in the corresponding period of the prior year.

                               TenFold Corporation
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                  (Name of Registrant as Specified in Charter)

         Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date  November 14, 2001       By /s/ John M. Ames
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                                     John M. Ames
                                     Chief Financial Officer